Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857; Shanghai Stock Exchange Stock Code: 601857)

ANNOUNCEMENT

Third Quarterly Report of 2021

1.	Important Notice

1.1.

The Board of Directors, the Supervisory Committee and the Directors, Supervisors and Senior Management of PetroChina Company Limited (the “Company”) warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this quarterly report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this quarterly report.

1.2.	This quarterly report has been approved at the 12th meeting of the eighth session of the Board of Directors of the Company. All Directors have attended the current meeting of the Board of Directors.

1.3.

Mr. Dai Houliang, Chairman of the Board of Directors of the Company, Mr. Huang Yongzhang, Director and President of the Company, and Mr. Chai Shouping, Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial information set out in this quarterly report.

1.4.

The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with the China Accounting Standards (“CAS”) and the International Financial Reporting Standards (“IFRS”), respectively. The financial statements set out in this quarterly report are unaudited.

2.	Basic Information of the Company

2.1	Key Financial Data

2.1.1	Key Financial Data and Financial Indicators Prepared under IFRS

Unit: RMB Million

	For the three months ended September 30 (July-September)			For the nine months ended September 30 (January-September)

Items	2021	2020	Changes over the same period of the preceding year (%)	2021	2020	Changes over the same period of the preceding year (%)
Revenue	683,760	497,125	37.5	1,880,341	1,426,170	31.8
Profit attributable to owners of the Company	22,089	40,050	(44.8)	75,126	10,067	646.3
Return on net assets (%)	1.77	3.31	(1.54) percentage points	6.03	0.83	5.20 percentage points
Basic earnings per share (RMB Yuan)	0.121	0.219	(44.8)	0.410	0.055	646.3
Diluted earnings per share (RMB Yuan)	0.121	0.219	(44.8)	0.410	0.055	646.3

Unit: RMB Million

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	226,747	163,303	38.9

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,547,660	2,488,126	2.4
Equity attributable to equity holders of the Company	1,245,622	1,215,158	2.5

2.1.2	Key Financial Data and Financial Indicators Prepared under CAS

Unit: RMB Million

	For the three months ended September 30 (July-September)			For the nine months ended September 30 (January-September)

Items	2021	2020	Changes over the same period of the preceding year (%)	2021	2020	Changes over the same period of the preceding year (%)
Operating income	683,760	497,125	37.5	1,880,341	1,426,170	31.8
Net profit attributable to equity holders of the Company	22,086	40,050	(44.8)	75,122	10,064	646.4
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	23,013	8,586	168.0	68,244	(23,204)	Increase by RMB91,448 million
Weighted average return on net assets (%)	1.76	3.34	(1.58 percentage points )	6.05	0.82	5.23 percentage points
Basic earnings per share (RMB Yuan)	0.121	0.219	(44.8)	0.410	0.055	646.4
Diluted earnings per share (RMB Yuan)	0.121	0.219	(44.8)	0.410	0.055	646.4

Unit: RMB Million

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	226,747	163,303	38.9

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,547,930	2,488,400	2.4
Equity attributable to equity holders of the Company	1,245,881	1,215,421	2.5

Unit: RMB Million

Non-recurring profit/loss items	For the three months ended September 30 (July-September) profit/(loss)	For the nine months ended September 30 (January– September) profit/(loss)
Profit on disposal of non-current assets	853	842
Government grants recognised in the income statement	213	583
Reversal of provisions for bad debts against receivables	13	31
Net profit on disposal of subsidiaries, associated companies and joint ventures	334	18,951
Other non-recurring expenses, net	(2,241)	(4,099)

Sub-total	(828)	16,308

Tax impact of non-recurring profit/loss items	(2)	(1,841)
Impact of non-controlling interests	(97)	(7,589)

Total	(927)	6,878

2.1.3	Differences between CAS and IFRS

✓Applicable           ☐Inapplicable

The consolidated net profit for the nine months ended September 30, 2021 under IFRS and CAS were RMB93,059 million and RMB93,055 million, respectively, with a difference of RMB4 million; the consolidated shareholders’ equity as at the end of the reporting period under IFRS and CAS were RMB1,388,535 million and RMB1,388,795 million, respectively, with a difference of RMB260 million, which was primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999. During the restructuring in 1999, a valuation was carried out for assets and liabilities injected by China National Petroleum Corporation (中國石油天然氣集團公司, now renamed 中國石油天然氣集團有限公司 on 19 December 2017, “CNPC” before and after the change of name). The valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

2.2

Total Number of Shareholders, Shareholdings of Top Ten Shareholders and Shareholdings of Top Ten Holders of Marketable Shares (or Holders of Shares Without Selling Restrictions) as at the End of the Reporting Period

Number of shareholders as at the end of the reporting period	603,795 shareholders including 597,892 holders of A shares and 5,903 holders of H shares (including 143 holders of the American Depository Shares)
Shareholdings of the top ten shareholders
Name of shareholders	Nature of shareholder	Percentage of Shareholdings (%)	Number of shares held		Number of shares with selling restrictions	Pledged, marked or frozen shares
						Condition of shares	Number of shares
CNPC	State-owned Legal Person	80.25	146,882,339,136	(1)	0		0
HKSCC Nominees Limited(2)	Overseas Legal Person	11.42	20,897,420,228	(3)	0		0
CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	State-owned Legal Person	2.09	3,819,965,034		0	Pledged	3,819,965,034
CNPC-CSC-17 CNPC EB Pledge and Trust Special Account	State-owned Legal Person	1.12	2,051,488,480		0	Pledged	2,051,488,480
China Securities Finance Corporation Limited	State-owned Legal Person	0.56	1,020,165,128		0		0
Hong Kong Securities Clearing Company Limited (“HKSCC”)(4)	Overseas Legal Person	0.40	725,991,235		0		0
China Metallurgical Group Corporation	State-owned Legal Person	0.31	560,000,000		0		0
Bosera Fund - Ansteel Group Corporation - Bosera Fund Xin’an No.1 Single Asset Management Plan	State-owned Legal Person	0.12	212,039,400		0		0
Central Huijin Asset Management Ltd.	State-owned Legal Person	0.11	206,109,200		0		0
Agricultural Bank of China Limited - Dacheng Xinrui Industrial Hybrid Securities Investment Fund	Others	0.06	104,981,400		0		0

Shareholdings of the top ten shareholders without selling restrictions
Name of shareholders	Number of shares held	Type of shares
CNPC	146,882,339,136	A shares
HKSCC Nominees Limited	20,897,420,228	H shares
CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	3,819,965,034	A shares
CNPC-CSC-17 CNPC EB Pledge and Trust Special Account	2,051,488,480	A shares
China Securities Finance Corporation Limited	1,020,165,128	A shares
Hong Kong Securities Clearing Company Limited	725,991,235	A shares
China Metallurgical Group Corporation	560,000,000	A shares
Bosera Fund - Ansteel Group Corporation - Bosera Fund Xin’an No.1 Single Asset Management Plan	212,039,400	A shares
Central Huijin Asset Management Ltd.	206,109,200	A shares
Agricultural Bank of China Limited - Dacheng Xinrui Industrial Hybrid Securities Investment Fund	104,981,400	A shares

Statement on the connection or activities acting in concert among the above-mentioned shareholders:

Except for HKSCC Nominees Limited and HKSCC that are wholly-owned subsidiaries of Hong Kong Exchanges and Clearing Limited, the Company is not aware of any connection among or between the other top ten shareholders or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

Notes:	(1) Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

(2)   HKSCC Nominees Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.

(3)   291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total issued shares of the Company. These shares were held in the name of HKSCC Nominees Limited.

(4)   HKSCC is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as the nominee on behalf of investors of Hong Kong Stock Exchange to hold the A shares of the Company listed on Shanghai Stock Exchange.

2.3

Number of Shareholders of Preferred Shares, Shareholdings of Top Ten Shareholders of Preferred Shares and Shareholdings of Top Ten Shareholders of Preferred Shares without Selling Restrictions as at the End of the Reporting Period

☐ Applicable            ✓Inapplicable

2.4	Business Review

Despite the continued economic recovery throughout the world during the first three quarters in 2021, there was a divergence in the development trend of different economies due to the impact from the fluctuating cases in the prevention and control of the Coronavirus Disease 2019 (the “COVID-19”). There was a rapid recovery of the demand in the international crude oil market, which led to a tight balance in the demand and supply. The international crude oil prices continued to rebound, with the average spot price of North Sea Brent crude oil and the average spot price of the West Texas Intermediate (“WTI”) crude oil standing at US$67.94 per barrel and US$65.12 per barrel, representing a surge of 65.7% and 70.8% as compared with the same period of last year, respectively. As China managed to bring COVID-19 under effective control, the domestic macro-economy has been improving and developing on a continued basis. The gross domestic product (GDP) of the first third quarters recorded a 9.8% increase on a year-on-year basis. With the gradual uptick in demand in the international crude oil market, the domestic refined oil market has been largely restored to the pre-COVID-19 levels, and the demand for the natural gas market has also been increased rapidly.

The Group promptly captured the favorable opportunity arising from the recovery of the macro-economy, the uptick in the oil and gas market demand and the rebound of international oil prices, and adhered to the five major development strategies, namely innovation, resources, market, internationalization, green and low-carbon, by focusing on high-quality development and proactively following the requirements of achieving the “carbon peak, carbon neutrality” target and also the trend of energy transformation. We also coordinated a range of works, including the prevention and control of COVID-19, production and operation, quality and profitability enhancement, reform and innovation and ESG matters. As the Group insisted on implementing refined management and strengthening its control over cost and expense, the operation of the oil and gas busines, i.e. the two major industry chains, was stable in general, which resulted that the business operation was significantly improved with continuous promising performance and that the Group and all of its four business segments continued to remain profitable. In the first three quarters of 2021, the average realised price for crude oil of the Group was US$62.66 per barrel, representing an increase of 56.4% as compared with the same period of last year, of which the domestic realised price was US$62.62 per barrel, representing an increase of 51.1% as compared with the same period of last year. The domestic average realised price for natural gas was US$5.93 per thousand cubic feet, representing an increase of 4.6% as compared with the same period of last year after excluding the impacts of foreign exchange. According to IFRS, the Group generated a revenue of RMB1,880,341 million, representing an increase of 31.8% as compared with the same period of last year, and a net profit attributable to owners of the Company of RMB75,126 million, representing an increase of 646.3% as compared with the same period of last year. The substantial growth in free cash flows enable the Group to maintain a sound financial position.

In respect of domestic exploration and production business, the Group intensified its efforts in conducting scientific and technological research and development activities and vigorously promoted profitable exploration, with an aim to increasing the economically recoverable reserves. While the Group continued to achieve profitable development and to constantly facilitate on stable production in old oil and gas fields and profitable production construction in new areas, it also adhered to a low-cost development strategy in order to further strengthen its refined control over costs and expenses. By fully taking the advantages in resources, the Group maintained a rapid growth in its natural gas production and expanded in an orderly manner the coverage of its new energy business. In the first three quarters of 2021, the domestic crude oil output from the Group amounted to 561.1 million barrels, representing an increase of 0.3% as compared with the same period of last year. The marketable natural gas output of the Group amounted to 3,136.6 billion cubic feet, representing an increase of 7.9% as compared with the same period of last year. The oil and gas equivalent output was 1,084.5 million barrels, representing an increase of 3.8% as compared with the same period of last year. In terms of its overseas business, having put in place measures for regular epidemic prevention and control, the Group actively and steadily pushed forward the production and operation of key projects and constantly optimised its business presence and asset structure. In the first three quarters of 2021, the overseas crude oil output from the Group amounted to 100.7 million barrels, representing a decrease of 28.7% as compared with the same period of last year. The marketable natural gas output of the Group amounted to 143.9 billion cubic feet, representing a decrease of 16.6% as compared with the same period of last year. The oil and gas equivalent output was 124.7 million barrels, representing a decrease of 26.6% as compared with the same period of last year. These changes were primarily due to the impact brought by the surge in international oil prices, the decrease in product sharing of several overseas projects and production restriction policies in certain countries with resources. The overall crude oil output from the Group amounted to 662.3 million barrels, representing a decrease of 5.6% as compared with the same period of last year. The marketable natural gas output of the Group amounted to 3,280.5 billion cubic feet, representing an increase of 6.5% as compared with the same period of last year. The oil and gas equivalent output was 1,209.2 million barrels, representing a decrease of 0.4% as compared with the same period of last year. The unit oil and gas lifting cost was US$11.36 per barrel, representing an increase of 12.8% as compared with the same period of last year and an increase of 4.5% after excluding the impacts of foreign exchange. The exploration and production segment achieved in the first three quarters of 2021 an operating income of RMB487,479 million, representing an increase of 25.8%, and achieved an operating profit of RMB58,369 million, representing a surge of 191.8% as compared with the same period of last year.

In respect of refining and chemicals business, the Group adhered to the market-oriented and profitability-focused approach. Through optimising our production and operation, the production facilities of the Group were smoothly operated and under control, which resulted that most of the technical and economic indicators were improved on a year-on-year basis. Further, the Group continued to carry out the transformation and upgrading of our refining and chemical business, and optimised in a timely manner its product structure to in line with market demand. At the same time, we vigorously control the oil production and increase the chemicals production, continuously reduced the yield of gasoline and diesel products, adopt a flexible approach in adjusting the ratio of diesel fuel to gasoline, and maintain a high load operation of ethylene as well as other key chemical units. Following the successful completion, and the subsequent commencement of operation of the ethane to ethylene projects in Changqing and Tarim, the Group vigorously enhanced its technological innovation and actively promoted the research and development of new chemical products and materials. We also intensified our marketing efforts and focused on identifying direct sales customers with an aim to increasing to the fullest extent as possible the production and sale of high value-added chemical products. As we further strengthened our control over costs and expenses, we were in position to achieve a continuous reduction in unit processing costs under the rising oil price. In the first three quarters of 2021, the Group processed a total amount of 911.9 million barrels of crude oil, representing an increase of 3.9% as compared with the same period of last year. The Group produced 81.327 million tons of gasoline, kerosene and diesel, representing an increase of 1.4% as compared with the same period of last year. The output of chemical products amounted to 22.695 million tons, representing an increase of 5.5% as compared with the same period of last year. The refining and chemicals segment achieved in the first three quarters in 2021 an operating income of RMB705,811 million, representing an increase of 22.0% as compared with the same period of last year, and an operating profit of RMB31,990 million, representing an increase of RMB33,658 million as compared with the same period of last year, of which the refining operations recorded an operating income of RMB533,190 million, representing an increase of 19.0% as compared the same period of last year, and an operating profit of RMB20,133 million, representing an increase of RMB28,403 million as compared the same period of last year; and the chemical operations achieved an operating income of RMB172,621 million, representing an increase of 32.2% as compared with the same period of last year, and an operating profit of RMB11,857 million, representing an increase of RMB5,255 million as compared with the same period of last year, which hit its historical high for the same period.

In respect of the marketing business, the Group strengthened the connection between production and sales in line with market changes, coordinated and optimized the flow of resources and enhanced the management of the inventory of refined oil products, which effectively benefited sales for upstream production. As we continuously intensified our marketing initiatives, vigorously implemented refined marketing, and proactively identified end customers, we were able to effectively improve the price realization rate. Further, by coordinating the international and domestic markets and optimising the operation of international trade business, the plan for the export of refined oil products was rationalized based on the profitability of such products, resulting in an improvement in the overall profitability of the value chain. We actively achieved innovation in connection with the method of operation of non-oil business and continuously improved the quality of convenience store development, which contributed to a significant improvement in the profitability of the non-oil business on a year-on-year basis. We also continuously strengthened the development of sales network and applied different digital technologies, which include the Internet of Things, cloud platform, big data and artificial intelligence, to actively explore the development of an integrated energy service platform covering “oil, gas, hydrogen, electricity and non-oil business”. As a result, the first integrated energy service station in China officially commenced operation. In the first three quarters of 2021, the Group recorded a sales of 123.694 million tons of gasoline, kerosene and diesel, representing an increase of 2.5% as compared with the same period of last year, of which the domestic sales of gasoline, kerosene and diesel amounted to 84.106 million tons, representing an increase of 8.1% as compared with the same period of last year. The sales segment recorded in the first three quarters of 2021 an operating income of RMB1,557,629 million, representing an increase of 37.8% as compared with the same period of last year, and an operating profit of RMB8,776 million, representing an increase of RMB13,712 million as compared with the same period of last year.

In respect of natural gas and pipeline business, by capitalising on the favourable opportunities arising from the domestic natural gas market with features that the demand remained unabated during low seasons but became excessive during in peak seasons, the Group intensified its efforts in exploring the market and actively optimised its sales structure. We actively identified direct-supply and direct-marketing customers, continued to strengthen the construction of terminal sales network so as to improve the quality of our customer service and to promote to the fullest extent as possible the expansion of sales and increase profitability. Our natural gas sales experienced a significant growth accordingly. These also enabled us to provide a stable and clean low-carbon energy supply for the green and low-carbon economy transformation. Further, the Group continuously optimised our gas resource structure, rationalised our procurement cycle, allocated long-term trade and spot resources in a scientific manner and actively reduced our procurement costs, which resulted in improving our sales profitability. By following the market-oriented and rule-of-law principles, the restructuring of KunLun Energy Company Limited pipeline assets was successfully completed and the transaction was closed. In the first three quarters of 2021, the Group recorded a sales of 198,721 million cubic metres of natural gas, representing an increase of 14.4% as compared with the same period of last year, of which the domestic sales of natural gas amounted to 138,105 million cubic metres, representing an increase of 16.2% as compared with the same period of last year. The natural gas and pipeline segment recorded in the first three quarters of 2021 an operating income of RMB285,023 million, representing an increase of 10.3% as compared with the same period of last year, and an operating profit of RMB36,715 million, representing a decrease of 36.4%, or an increase of 55.1% after excluding the impact of the gains from pipeline restructuring generated in both the current year and also the previous year, as compared with the same period of last year.

Summary of Key Operating Data for the First Three Quarters of 2021

Operating Data	Unit	For the nine months ended September 30		Changes over the same period of the preceding year (%)
		2021	2020
Total crude oil output	Million barrels	662.3	701.2	(5.6)
of which: domestic	Million barrels	561.6	560.0	0.3
overseas	Million barrels	100.7	141.2	(28.7)
Marketable natural gas output	Billion cubic feet	3,280.5	3,079.8	6.5
of which: domestic	Billion cubic feet	3,136.6	2,907.4	7.9
overseas	Billion cubic feet	143.9	172.4	(16.6)
Oil and natural gas equivalent output	Million barrels	1,209.2	1,214.6	(0.4)
of which: domestic	Million barrels	1,084.5	1,044.7	3.8
overseas	Million barrels	124.7	169.9	(26.6)
Processed crude oil	Million barrels	911.9	877.3	3.9
Gasoline, kerosene and diesel output	Thousand tons	81,327	80,192	1.4
of which: Gasoline	Thousand tons	37,400	34,007	10.0
Kerosene	Thousand tons	9,200	7,186	28.0
Diesel	Thousand tons	34,727	38,999	(11.0)
Gasoline, kerosene and diesel gross sales	Thousand tons	123,694	120,645	2.5
of which: Gasoline	Thousand tons	50,621	50,251	0.7
Kerosene	Thousand tons	12,217	10,264	19.0
Diesel	Thousand tons	60,856	60,130	1.2
Gasoline, kerosene and diesel domestic sales	Thousand tons	84,106	77,837	8.1
of which: Gasoline	Thousand tons	40,139	36,349	10.4
Kerosene	Thousand tons	7,348	5,402	36.0
Diesel	Thousand tons	36,619	36,086	1.5
Output of key chemical products
Ethylene	Thousand tons	4,756	4,714	0.9
Synthetic resin	Thousand tons	7,834	7,637	2.6
Synthetic fibre raw materials and polymer	Thousand tons	862	953	(9.5)
Synthetic rubber	Thousand tons	761	743	2.4
Urea	Thousand tons	1,802	1,634	10.3

Notes: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

Number of self-operated gas station and convenience store	Unit	As at September 30, 2021	As at December 31, 2020	Changes over the same period of the preceding year (%)
Number of self-operated gas station	Unit	22,551	22,619	(0.3)
Number of convenience store	Unit	20,109	20,212	(0.5)

3.	Significant Events

3.1	Significant changes in key accounting items and financial indicators under CAS and explanation of such changes

✓Applicable             ☐Inapplicable

Unit: RMB Million

Items	For the nine months ended September 30		Changes (%)	Key explanation of the changes

	2021	2020
Operating income	1,880,341	1,426,170	31.8	Mainly due to the increase in the sales of most of the oil and gas products together with the surge in prices

Net profit attributable to equity holders of the Company	75,122	10,064	646.4	Mainly due to the combined effect from the increase in the sales of most of the oil and gas products, the surge in prices together with gains from restructuring of pipelines

Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	68,244	(23,204)	—	Mainly due to the combined effect from the substantial increase in the net profit attributable to equity holders of the Company together with gains from restructuring of pipelines

Net cash flows from operating activities	226,747	163,303	38.9	Mainly due to the combined effect from the increase in net profit and the change in working capital

Weighted average returns on net assets (%)	6.05	0.82	5.23 percentage points	Mainly due to the substantial increase in the net profit attributable to equity holders of the Company

Basic earnings per share (RMB Yuan)	0.410	0.055	646.4	Mainly due to the substantial increase in the net profit attributable to equity holders of the Company

Diluted earnings per share (RMB Yuan)	0.410	0.055	646.4	Mainly due to the substantial increase in the net profit attributable to equity holders of the Company

3.2	Other Major Matters

☐Applicable             ✓Inapplicable

By Order of the Board of Directors

PetroChina Company Limited

Dai Houliang

Chairman

Beijing, the PRC

October 28, 2021

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Dai Houliang as the Chairman; Mr. Hou Qijun as Vice Chairman and non-executive director; Mr. Duan Liangwei, Mr. Liu Yuezhen, and Mr. Jiao Fangzheng as non-executive directors; Mr. Huang Yongzhang and Mr. Ren Lixin as executive directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive directors.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

Appendix

A. Financial statements for the third quarter of 2021 prepared in accordance with CAS

1. Consolidated Balance Sheet

	September 30, 2021	December 31, 2020
ASSETS	RMB million	RMB million
Current assets
Cash at bank and on hand	205,006	145,950
Accounts receivable	87,366	52,325
Receivables financing	4,130	8,076
Advances to suppliers	26,037	21,626
Other receivables	25,297	26,834
Inventories	147,957	128,539
Assets held for sale	—	42,615
Other current assets	52,149	60,802

Total current assets	547,942	486,767

Non-current assets
Investments in other equity instruments	1,099	910
Long-term equity investments	263,255	250,698
Fixed assets	412,121	415,988
Oil and gas properties	778,758	813,888
Construction in progress	239,536	222,215
Right-of-use assets	140,787	144,338
Intangible assets	88,069	86,101
Goodwill	8,312	8,125
Long-term prepaid expenses	10,643	11,869
Deferred tax assets	12,206	11,364
Other non-current assets	45,202	36,137

Total non-current assets	1,999,988	2,001,633

TOTAL ASSETS	2,547,930	2,488,400

Chairman Dai Houliang	Director and President Huang Yongzhang	Chief Financial Officer Chai Shouping

1. Consolidated Balance Sheet (Continued)

	September 30, 2021	December 31, 2020
LIABILITIES AND SHAREHOLDERS’ EQUITY	RMB million	RMB million
Current liabilities
Short-term borrowings	65,502	41,354
Notes payable	19,435	19,313
Accounts payable	216,940	220,318
Contracts liabilities	89,632	91,477
Employee compensation payable	17,238	8,649
Taxes payable	45,352	63,724
Other payables	106,304	56,250
Liabilities held for sale	—	9,956
Current portion of non-current liabilities	39,048	81,769
Other current liabilities	9,982	12,608

Total current liabilities	609,433	605,418

Non-current liabilities
Long-term borrowings	188,460	160,140
Debentures payable	91,223	91,239
Lease liabilities	122,779	122,644
Provisions	119,113	114,819
Deferred tax liabilities	18,144	16,390
Other non-current liabilities	9,983	10,865

Total non-current liabilities	549,702	516,097

Total liabilities	1,159,135	1,121,515

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	127,958	127,222
Special reserve	12,397	10,810
Other comprehensive income	(39,247)	(32,128)
Surplus reserves	203,557	203,557
Undistributed profits	758,195	722,939

Equity attributable to equity holders of the Company	1,245,881	1,215,421

Non-controlling interests	142,914	151,464

Total shareholders’ equity	1,388,795	1,366,885

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,547,930	2,488,400

Chairman Dai Houliang	Director and President Huang Yongzhang	Chief Financial Officer Chai Shouping

2. Company Balance Sheet

	September 30, 2021	December 31, 2020
ASSETS	RMB million	RMB million
Current assets
Cash at bank and on hand	63,693	42,787
Accounts receivable	12,338	8,412
Receivables financing	3,369	2,830
Advances to suppliers	15,486	8,861
Other receivables	4,702	14,738
Inventories	92,659	77,813
Other current assets	39,111	44,614

Total current assets	231,358	200,055

Non-current assets
Investments in other equity instruments	397	427
Long-term equity investments	459,285	451,677
Fixed assets	257,360	264,241
Oil and gas properties	581,158	598,665
Construction in progress	155,660	142,470
Right-of-use assets	63,239	66,765
Intangible assets	66,866	65,841
Goodwill	30	30
Long-term prepaid expenses	8,409	8,980
Deferred tax assets	—	2,008
Other non-current assets	17,818	13,524

Total non-current assets	1,610,222	1,614,628

TOTAL ASSETS	1,841,580	1,814,683

Chairman Dai Houliang	Director and President Huang Yongzhang	Chief Financial Officer Chai Shouping

2. Company Balance Sheet (Continued)

	September 30, 2021	December 31, 2020
LIABILITIES AND SHAREHOLDERS’ EQUITY	RMB million	RMB million
Current liabilities
Short-term borrowings	22,050	25,923
Notes payable	18,537	18,203
Accounts payable	80,091	99,276
Contracts liabilities	63,617	59,877
Employee compensation payable	14,275	6,559
Taxes payable	27,917	45,769
Other payables	122,588	74,496
Current portion of non-current liabilities	17,369	64,745
Other current liabilities	6,386	1,791

Total current liabilities	372,830	396,639

Non-current liabilities
Long-term borrowings	99,713	68,829
Debentures payable	87,000	87,000
Lease liabilities	47,957	47,983
Provisions	84,976	81,941
Deferred tax liabilities	568	—
Other non-current liabilities	5,218	5,496

Total non-current liabilities	325,432	291,249

Total liabilities	698,262	687,888

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	127,315	127,044
Special reserve	6,033	4,708
Other comprehensive income	361	455
Surplus reserves	192,465	192,465
Undistributed profits	634,123	619,102

Total shareholders’ equity	1,143,318	1,126,795

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,841,580	1,814,683

Chairman Dai Houliang	Director and President Huang Yongzhang	Chief Financial Officer Chai Shouping

3-1. Consolidated Income Statement

	Three months ended September 30
	2021	2020
Items	RMB million	RMB million
Operating income	683,760	497,125
Less: Cost of sales	(551,105)	(393,546)
Taxes and surcharges	(60,507)	(48,397)
Selling expenses	(18,385)	(17,068)
General and administrative expenses	(14,805)	(13,833)
Research and development expenses	(3,706)	(3,639)
Finance expenses	(4,111)	(5,863)
Including: Interest expenses	(4,630)	(5,967)
Interest income	451	755
Add: Other income	1,479	2,621
Investment income	4,989	44,643
Including: Income from investment in associates and joint ventures	3,811	858
Credit losses	(68)	(30)
Asset impairment (losses)/ reversal	(75)	39
Gain on asset disposal	381	68

Operating profit	37,847	62,120

Add: Non-operating income	1,038	1,291
Less: Non-operating expenses	(2,699)	(1,935)

Profit before income tax	36,186	61,476

Less: Income tax expenses	(10,947)	(17,474)

Net profit	25,239	44,002

Classified by continuity of operations:
Net profit from continuous operation	25,239	44,002
Net profit from discontinued operation	—	—
Classified by ownership:
Shareholders of the Company	22,086	40,050
Non-controlling interests	3,153	3,952
Earnings per share
Basic earnings per share (RMB Yuan)	0.121	0.219
Diluted earnings per share (RMB Yuan)	0.121	0.219

Other comprehensive income, net of tax	(4,590)	(6,711)
Other comprehensive income (net of tax) attributable to equity holders of the Company	(4,757)	(2,488)
(1) Items that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	64	39
(2) Items that may be reclassified to profit or loss:
Other comprehensive income recognised under equity method	242	(233)
Translation differences arising from translation of foreign currency financial statements	(5,063)	(2,294)
Other comprehensive income (net of tax) attributable to non-controlling interests	167	(4,223)

Total comprehensive income	20,649	37,291

Attributable to:
Equity holders of the Company	17,329	37,562
Non-controlling interests	3,320	(271)

Chairman Dai Houliang	Director and President Huang Yongzhang	Chief Financial Officer Chai Shouping

3-2. Consolidated Income Statement

	Nine months ended September 30
	2021	2020
Items	RMB million	RMB million
Operating income	1,880,341	1,426,170
Less: Cost of sales	(1,508,745)	(1,163,739)
Taxes and surcharges	(162,591)	(146,820)
Selling expenses	(50,787)	(49,340)
General and administrative expenses	(41,227)	(38,968)
Research and development expenses	(11,994)	(10,414)
Finance expenses	(13,321)	(19,368)
Including: Interest expenses	(14,824)	(20,853)
Interest income	1,730	2,151
Add: Other income	3,988	6,704
Investment income	31,202	45,706
Including: Income from investment in associates and joint ventures	11,244	1,428
Credit losses	(336)	(381)
Asset impairment losses	(549)	(8,112)
Gain on asset disposal	842	929

Operating profit	126,823	42,367

Add: Non-operating income	1,945	2,751
Less: Non-operating expenses	(5,567)	(2,165)

Profit before income tax	123,201	42,953

Less: Income tax expenses	(30,146)	(22,278)

Net profit	93,055	20,675

Classified by continuity of operations:
Net profit from continuous operation	93,055	20,675
Net profit from discontinued operation	—	—
Classified by ownership:
Shareholders of the Company	75,122	10,064
Non-controlling interests	17,933	10,611
Earnings per share
Basic earnings per share (RMB Yuan)	0.410	0.055
Diluted earnings per share (RMB Yuan)	0.410	0.055

Other comprehensive income, net of tax	(7,772)	(7,144)
Other comprehensive income (net of tax) attributable to equity holders of the Company	(7,119)	(3,802)
(1) Items that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	65	(27)
(2) Items that may be reclassified to profit or loss:
Other comprehensive income recognised under equity method	173	(158)
Translation differences arising from translation of foreign currency financial statements	(7,357)	(3,617)
Other comprehensive income (net of tax) attributable to non-controlling interests	(653)	(3,342)

Total comprehensive income	85,283	13,531

Attributable to:
Equity holders of the Company	68,003	6,262
Non-controlling interests	17,280	7,269

Chairman Dai Houliang	Director and President Huang Yongzhang	Chief Financial Officer Chai Shouping

4-1. Income Statement

	Three months ended September 30
	2021	2020
Items	RMB million	RMB million
Operating income	355,661	287,879
Less: Cost of sales	(260,260)	(223,164)
Taxes and surcharges	(45,976)	(37,672)
Selling expenses	(12,799)	(12,396)
General and administrative expenses	(9,394)	(8,259)
Research and development expenses	(2,632)	(2,614)
Finance expenses	(3,512)	(5,201)
Including: Interest expenses	(3,610)	(3,581)
Interest income	195	375
Add: Other income	1,329	1,815
Investment income	5,679	88,592
Including: Income from investment in associates and joint ventures	2,884	1,194
Credit losses	(85)	(22)
Asset impairment (losses)/reversal	(59)	7
Gains on asset disposal	369	336

Operating profit	28,321	89,301

Add: Non-operating income	741	1,095
Less: Non-operating expenses	(2,182)	(1,618)

Profit before income tax	26,880	88,778

Less: Income tax expenses	(6,198)	(18,133)

Net profit	20,682	70,645

Classified by continuity of operations:
Net profit from continuous operation	20,682	70,645
Net profit from discontinued operation	—	—
Earnings per share
Basic earnings per share (RMB Yuan)	0.113	0.386
Diluted earnings per share (RMB Yuan)	0.113	0.386
Other comprehensive income, net of tax	36	(283)
Other comprehensive income attributable to equity shareholders of the Company, net of tax	36	(283)
(1) Items that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	3	21
(2) Items that may be reclassified to profit or loss:
Other comprehensive income recognised under equity method	33	(304)

Total comprehensive income	20,718	70,362

Chairman Dai Houliang	Director and President Huang Yongzhang	Chief Financial Officer Chai Shouping

4-2. Income Statement

	Nine months ended September 30
	2021	2020
Items	RMB million	RMB million
Operating income	1,016,474	801,995
Less: Cost of sales	(757,839)	(650,293)
Taxes and surcharges	(126,404)	(114,510)
Selling expenses	(35,080)	(34,609)
General and administrative expenses	(26,570)	(24,318)
Research and development expenses	(9,729)	(8,250)
Finance expenses	(11,207)	(16,304)
Including: Interest expenses	(11,326)	(14,797)
Interest income	456	726
Add: Other income	2,927	5,016
Investment income	19,445	106,318
Including: Income from investment in associates and joint ventures	8,423	2,586
Credit losses	(113)	(161)
Asset impairment losses	(95)	(1,960)
Gains on asset disposal	792	1,192

Operating profit	72,601	64,116

Add: Non-operating income	1,433	2,217
Less: Non-operating expenses	(4,603)	(4,414)

Profit before income tax	69,431	61,919

Less: Income tax expenses	(14,544)	(12,022)

Net profit	54,887	49,897

Classified by continuity of operations:
Net profit from continuous operation	54,887	49,897
Net profit from discontinued operation	—	—
Earnings per share
Basic earnings per share (RMB Yuan)	0.300	0.273
Diluted earnings per share (RMB Yuan)	0.300	0.273
Other comprehensive income, net of tax	(93)	(256)
Other comprehensive income attributable to equity shareholders of the Company, net of tax	(93)	(256)
(1) Items that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	(23)	(27)
(2) Items that may be reclassified to profit or loss:
Other comprehensive income recognised under equity method	(70)	(229)

Total comprehensive income	54,794	49,641

Chairman Dai Houliang	Director and President Huang Yongzhang	Chief Financial Officer Chai Shouping

5. Consolidated Cash Flow Statement

	Nine months ended September 30
	2021	2020
Items	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	2,185,778	1,587,335
Cash received relating to other operating activities	5,013	7,164

Sub-total of cash inflows	2,190,791	1,594,499

Cash paid for goods and services	(1,593,822)	(1,095,006)
Cash paid to and on behalf of employees	(99,935)	(94,449)
Payments of various taxes	(248,692)	(220,111)
Cash paid relating to other operating activities	(21,595)	(21,630)

Sub-total of cash outflows	(1,964,044)	(1,431,196)

Net cash flows from operating activities	226,747	163,303

Cash flows from investing activities
Cash received from disposal of investments	20,339	276
Cash received from returns on investments	13,829	3,701
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	2,881	251
Net cash received from disposal of subsidiaries and other business units	33,457	—

Sub-total of cash inflows	70,506	4,228

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(169,952)	(167,035)
Cash paid to acquire investments	(29,618)	(14,639)

Sub-total of cash outflows	(199,570)	(181,674)

Net cash flows used for investing activities	(129,064)	(177,446)

Cash flows from financing activities
Cash received from capital contributions	4	143
Including: Cash received from non-controlling interests’ capital contributions to subsidiaries	4	143
Cash received from borrowings	614,821	831,465

Sub-total of cash inflows	614,825	831,608

Cash repayments of borrowings	(605,680)	(774,579)
Cash payments for interest expenses and distribution of dividends or profits	(43,487)	(41,253)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to non-controlling interests	(15,107)	(14,172)
Cash payments relating to other financing activities	(8,551)	(10,973)

Sub-total of cash outflows	(657,718)	(826,805)

Net cash flows (used for)/from financing activities	(42,893)	4,803

Effect of foreign exchange rate changes on cash and cash equivalents	(841)	(1,546)

Net increase/(decrease) in cash and cash equivalents	53,949	(10,886)
Add: Cash and cash equivalents at beginning of the period	118,631	86,409

Cash and cash equivalents at end of the period	172,580	75,523

Chairman Dai Houliang	Director and President Huang Yongzhang	Chief Financial Officer Chai Shouping

6. Company Cash Flow Statement

	Nine months ended September 30
	2021	2020
Items	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	1,276,465	880,264
Cash received relating to other operating activities	4,049	5,049

Sub-total of cash inflows	1,280,514	885,313

Cash paid for goods and services	(823,672)	(540,116)
Cash paid to and on behalf of employees	(71,981)	(66,645)
Payments of various taxes	(202,874)	(162,965)
Cash paid relating to other operating activities	(18,822)	(26,627)

Sub-total of cash outflows	(1,117,349)	(796,353)

Net cash flows from operating activities	163,165	88,960

Cash flows from investing activities
Cash received from disposal of investments	5,543	13,510
Cash received from returns on investments	28,433	18,011
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	2,772	241

Sub-total of cash inflows	36,748	31,762

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(118,025)	(105,675)
Cash paid to acquire investments	(8,104)	(18,917)

Sub-total of cash outflows	(126,129)	(124,592)

Net cash flows used for investing activities	(89,381)	(92,830)

Cash flows from financing activities
Cash received from borrowings	131,844	269,474

Sub-total of cash inflows	131,844	269,474

Cash repayments of borrowings	(152,311)	(236,068)
Cash payments for interest expenses and distribution of dividends or profits	(26,533)	(23,550)
Cash payments relating to other financing activities	(3,878)	(5,535)

Sub-total of cash outflows	(182,722)	(265,153)

Net cash flows (used for)/from financing activities	(50,878)	4,321

Net increase in cash and cash equivalents	22,906	451
Add: Cash and cash equivalents at beginning of the period	40,787	4,636

Cash and cash equivalents at end of the period	63,693	5,087

Chairman Dai Houliang	Director and President Huang Yongzhang	Chief Financial Officer Chai Shouping

B. Financial statements for the third quarter of 2021 prepared in accordance with IFRS

1-1. Consolidated Statement of Comprehensive Income

	Three months ended September 30
	2021	2020
	RMB million	RMB million
REVENUE	683,760	497,125

OPERATING EXPENSES
Purchases, services and other	(481,620)	(321,763)
Employee compensation costs	(40,860)	(34,931)
Exploration expenses, including exploratory dry holes	(2,721)	(4,424)
Depreciation, depletion and amortisation	(47,471)	(51,001)
Selling, general and administrative expenses	(15,328)	(15,929)
Taxes other than income taxes	(60,853)	(48,713)
Other income net (Note)	1,393	45,960

TOTAL OPERATING EXPENSES	(647,460)	(430,801)

PROFIT FROM OPERATIONS	36,300	66,324

FINANCE COSTS
Exchange gain	2,332	3,962
Exchange loss	(2,075)	(4,456)
Interest income	451	755
Interest expense	(4,630)	(5,967)

TOTAL NET FINANCE COSTS	(3,922)	(5,706)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	3,811	858

PROFIT BEFORE INCOME TAX EXPENSE	36,189	61,476
INCOME TAX EXPENSE	(10,947)	(17,474)

PROFIT FOR THE PERIOD	25,242	44,002

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss:
Fair value changes in equity investment measured at fair value through other comprehensive income	64	146
Items that are or may be reclassified subsequently to profit or loss:
Currency translation differences	(4,896)	(6,624)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	242	(233)

OTHER COMPREHENSIVE INCOME, NET OF TAX	(4,590)	(6,711)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	20,652	37,291

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	22,089	40,050
Non-controlling interests	3,153	3,952

	25,242	44,002

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	17,332	37,562
Non-controlling interests	3,320	(271)

	20,652	37,291

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB YUAN)	0.121	0.219

Note:The other income net changed significantly, which was mainly affected by the recognition of pipeline restructuring income in the third quarter of last year.

1-2. Consolidated Statement of Comprehensive Income

	Nine months ended September 30
	2021	2020
	RMB million	RMB million
REVENUE	1,880,341	1,426,170

OPERATING EXPENSES
Purchases, services and other	(1,290,552)	(948,951)
Employee compensation costs (Note)	(107,688)	(95,677)
Exploration expenses, including exploratory dry holes	(13,862)	(14,993)
Depreciation, depletion and amortisation	(155,826)	(165,389)
Selling, general and administrative expenses	(45,654)	(45,812)
Taxes other than income taxes	(163,264)	(147,644)
Other income net	21,268	52,577

TOTAL OPERATING EXPENSES	(1,755,578)	(1,365,889)

PROFIT FROM OPERATIONS	124,763	60,281

FINANCE COSTS
Exchange gain	10,139	10,371
Exchange loss	(9,847)	(10,422)
Interest income	1,730	2,151
Interest expense	(14,824)	(20,853)

TOTAL NET FINANCE COSTS	(12,802)	(18,753)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	11,244	1,428

PROFIT BEFORE INCOME TAX EXPENSE	123,205	42,956
INCOME TAX EXPENSE	(30,146)	(22,278)

PROFIT FOR THE PERIOD	93,059	20,678

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss:
Fair value changes in equity investment measured at fair value through other comprehensive income	79	82
Items that are or may be reclassified subsequently to profit or loss:
Currency translation differences	(8,024)	(7,068)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	173	(158)

OTHER COMPREHENSIVE INCOME, NET OF TAX	(7,772)	(7,144)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	85,287	13,534

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	75,126	10,067
Non-controlling interests	17,933	10,611

	93,059	20,678

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	68,007	6,265
Non-controlling interests	17,280	7,269

	85,287	13,534

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB YUAN)	0.410	0.055

Note: The increase in employee expenses was mainly due to the impact of phased social insurance preferential policies last year and the linkage change of employee salary with benefits this year.

2. Consolidated Statement of Financial Position

	September 30, 2021	December 31, 2020
	RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment	1,430,415	1,452,091
Investments in associates and joint ventures	263,160	250,603
Equity investments measured at fair value through other comprehensive income	1,091	902
Right-of-use assets	206,495	209,786
Intangible and other non-current assets	76,606	67,494
Deferred tax assets	12,206	11,364
Time deposits with maturities over one year	9,745	9,119

TOTAL NON-CURRENT ASSETS	1,999,718	2,001,359

CURRENT ASSETS
Inventories	147,957	128,539
Accounts receivable	87,366	52,325
Prepayments and other current assets	103,483	109,262
Notes receivable	4,130	8,076
Time deposits with maturities over three months but within one year	32,426	27,319
Cash and cash equivalents	172,580	118,631
Assets held for sale	—	42,615

TOTAL CURRENT ASSETS	547,942	486,767

CURRENT LIABILITIES
Accounts payable and accrued liabilities	369,903	316,140
Contract liabilities	89,632	91,477
Income taxes payable	6,479	3,730
Other taxes payable	38,873	59,994
Short-term borrowings	97,704	117,542
Lease liabilities	6,842	6,579
Liabilities directly associated with the assets held for sale	—	9,956

TOTAL CURRENT LIABILITIES	609,433	605,418

NET CURRENT LIABILITIES	(61,491)	(118,651)

TOTAL ASSETS LESS CURRENT LIABILITIES	1,938,227	1,882,708

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	183,021	183,021
Retained earnings	763,215	727,955
Reserves	299,386	304,182

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	1,245,622	1,215,158
NON-CONTROLLING INTERESTS	142,913	151,463

TOTAL EQUITY	1,388,535	1,366,621

NON-CURRENT LIABILITIES
Long-term borrowings	279,683	251,379
Asset retirement obligations	119,113	114,819
Lease liabilities	122,779	122,644
Deferred tax liabilities	18,134	16,380
Other long-term obligations	9,983	10,865

TOTAL NON-CURRENT LIABILITIES	549,692	516,087

TOTAL EQUITY AND NON-CURRENT LIABILITIES	1,938,227	1,882,708

3.	Consolidated Statement of Cash Flows

	Nine months ended September 30
	2021	2020
	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the period	93,059	20,678
Adjustments for:
Income tax expense	30,146	22,278
Depreciation, depletion and amortisation	155,826	165,389
Capitalised exploratory costs charged to expense	5,574	7,112
Safety fund reserve	1,657	2,063
Share of profit of associates and joint ventures	(11,244)	(1,428)
Accrual of provision for impairment of receivables, net	336	381
Write down in inventories, net	59	8,112
Impairment of other non-current assets	490	—
Loss on disposal and scrap of property, plant and equipment	576	2,765
Gain on disposal and scrap of other non-current assets	(524)	(44,627)
Gain on disposal of subsidiaries	(18,928)	—
Dividend income	(17)	(18)
Interest income	(1,730)	(2,151)
Interest expense	14,824	20,853
Changes in working capital:
Accounts receivable, prepayments and other current assets	(34,293)	(26,998)
Inventories	(19,477)	13,240
Accounts payable and accrued liabilities	35,683	(19,555)
Contract liabilities	(1,845)	10,826

CASH FLOWS GENERATED FROM OPERATIONS	250,172	178,920
Income taxes paid	(23,425)	(15,617)

NET CASH FLOWS FROM OPERATING ACTIVITIES	226,747	163,303

3.	Consolidated Statement of Cash Flows (Continued)

	Nine months ended September 30
	2021	2020
	RMB million	RMB million
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(169,378)	(160,816)
Acquisition of investments in associates and joint ventures	(3,546)	(1,411)
Prepayments on long-term leases	(81)	(2,233)
Acquisition of intangible assets and other non-current assets	(493)	(3,986)
Proceeds from disposal of property, plant and equipment	2,546	235
Acquisition of subsidiaries	—	(76)
Proceeds from disposal of investments and investments in associates	33,457	—
Proceeds from disposal of other non-current assets	335	85
Interest received	1,944	2,036
Dividends received	11,885	1,665
Increase in time deposits with maturities over three months	(5,733)	(12,945)

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(129,064)	(177,446)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(566,376)	(597,474)
Repayments of long-term borrowings	(39,304)	(177,105)
Repayments of lease liabilities	(8,551)	(10,971)
Interest paid	(10,410)	(13,691)
Dividends paid to non-controlling interests	(15,107)	(14,172)
Dividends paid to owners of the Company	(17,970)	(13,390)
Purchase of non-controlling interests	—	(2)
Increase in short-term borrowings	517,860	624,275
Increase in long-term borrowings	96,961	207,190
Cash contribution from non-controlling interests	4	143

NET CASH FLOWS (USED FOR)/FROM FINANCING ACTIVITIES	(42,893)	4,803

TRANSLATION OF FOREIGN CURRENCY	(841)	(1,546)

Increase/(decrease) in cash and cash equivalents	53,949	(10,886)
Cash and cash equivalents at beginning of the period	118,631	86,409

Cash and cash equivalents at end of the period	172,580	75,523

4.	Segment Information

	Nine months ended September 30
	2021	2020
	RMB million	RMB million
Revenue
Exploration and Production
Intersegment sales	405,980	316,781
Revenue from external customers	81,499	70,757

	487,479	387,538
Refining and Chemicals
Intersegment sales	461,359	379,410
Revenue from external customers	244,452	199,194

	705,811	578,604
Marketing
Intersegment sales	275,318	206,737
Revenue from external customers	1,282,311	923,279

	1,557,629	1,130,016
Natural Gas and Pipeline
Intersegment sales	14,040	26,244
Revenue from external customers	270,983	232,154

	285,023	258,398
Head Office and Other
Intersegment sales	107	952
Revenue from external customers	1,096	786

	1,203	1,738
Total revenue from external customers	1,880,341	1,426,170

Profit / (loss) from operations
Exploration and Production	58,369	20,000
Refining and Chemicals	31,990	(1,668)
Marketing	8,776	(4,936)
Natural Gas and Pipeline	36,715	57,707
Head Office and Other	(11,087)	(10,822)

	124,763	60,281